
13002989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
Table of Contents

Report of Ernst & Young LLP,
Independent Registered Public Accounting Firm

Plan Administrator
The Gannett Co., Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

McLean, Virginia
June 27, 2013

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012	December 31, 2011
Assets		
Cash:	$ 5,419,113	$ 2,484,995
Investments at fair value:		
Gannett Co., Inc. common stock	198,538,674	142,883,465
Other investments	1,103,085,163	1,065,483,937
Total investments	1,301,623,837	1,208,367,402
Receivables:		
Employer contribution	10,459,170	11,818,478
Employee contributions	-	780,046
Interest and dividends	2,549,170	1,692,280
Due from broker, net	840,103	213,755
Note receivables from participants	22,131,790	25,118,821
Total receivables	35,980,233	39,623,380
Total assets	1,343,023,183	1,250,475,777
Liabilities		
Other payables	335,632	322,194
Total liabilities	335,632	322,194
Net assets available for benefits, at fair value	1,342,687,551	1,250,153,583
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,475,763)	(5,872,343)
Net assets available for benefits	$1,337,211,788	$1,244,281,240

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2012
Contributions:	
Employer, net	$ 47,168,339
Employee	65,525,472
Total contributions	112,693,811
Interest income on notes receivable from participants	1,030,778
Investment income:	
Interest and dividends	27,357,246
Net appreciation in fair value of investments	144,039,219
Total investment income	171,396,465
Total additions	285,121,054
Benefits paid to participants	(190,374,821)
Administrative expenses	(1,815,685)
Total deductions	(192,190,506)
Net increase	92,930,548
Net assets available for benefits:	
Beginning of year	1,244,281,240
End of year	$ 1,337,211,788

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets

The Plan assets are held under a trust agreement (The Trust) with Northern Trust (the Trustee). Xerox HR Solutions, LLC, serves as the record-keeper. Charles Schwab is the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in Gannett stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, the employee has the right to receive any Gannett common shares in kind. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven core investment options which include one privately managed fund, six registered investment company mutual funds, two "fund of funds" options, Gannett Co., Inc. common stock and a suite of target maturity funds. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants are immediately vested in their contributions plus actual earnings thereon. Participants generally become fully vested in the Company's matching contribution after three years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions was $967,622 and $921,153 for the years ended December 31, 2012 and 2011, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, generally bear interest at the prime rate plus 1%, and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee votes for uninstructed shares in the same proportion as instructed shares.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. In 2012 and 2011, the Plan recognized additional employer contributions (transition credits) of $10.5 million and $11.3 million, respectively, for long-service employees whose benefit accruals under the Gannett Retirement Plan were frozen.

Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. In 2011 and 2012, the employer match was generally funded through open market purchases. Participants in certain operating units receive a cash matching contribution as stipulated in the Plan document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Investments are reported at fair value. See Note 8 for discussion of fair value measurements.

In accordance with the Other Presentation Matters Subtopic of Accounting Standards Codification (ASC) Topic 962, *Plan Accounting – Defined Contribution Pension Plans*, the Plan records all traditional and synthetic guaranteed investment contracts (GICs) at fair value as part of other investments in the Statements of Net Assets Available for Benefits. However, as these GICs are fully benefit-responsive per the ASC, a separately disclosed adjustment is made to reflect contract value as part of net assets available for benefits.

The Plan's traditional GICs provide a fixed rate of interest over a specified period of time. The fair value of traditional GICs is based on the present value of future cash flows calculated based on market interest rates of GICs with similar terms as of year-end. The adjustment from fair value to contract value is based on the contract value reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and U.S. Treasury notes, and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration. The fair value of synthetic GICs includes the value of the underlying securities and the value of the wrapper contract.

The average yield earned by the insurance contracts was 2.36% and 2.54% during the years ended December 31, 2012 and 2011, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 1.95% and 2.16% during the years ended December 31, 2012 and 2011, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan's administration; (ii) changes to the Plan's prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is not probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Interest income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*, (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or changes in net assets available for benefits. Refer to Note 8 for disclosures required by the ASU.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 1, 2011, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2012	December 31, 2011
Gannett Co., Inc. common stock:		
Participant directed	$191,105,407	$136,506,898
Non-participant directed company match	7,433,267	6,376,567
Total Common Stock	198,538,674	142,883,465
Brandywine Fund	*	74,256,403
Vanguard S&P 500 Fund	91,856,020	77,340,838
Dodge & Cox Balanced Fund	98,471,280	86,851,248
American EuroPacific Growth Fund	93,871,976	87,692,986
PIMCO Total Return Fund	121,857,804	114,420,842

* Balance was below 5% in 2012.

A summary of net appreciation during the year ended December 31, 2012 was:

	Year Ended December 31, 2012
Common stock - Gannett Co., Inc.	$ 50,030,951
Target maturity funds	19,759,992
Mutual funds	53,516,951
Large cap growth	6,031,984
Index funds	13,221,945
Self-directed brokerage accounts	1,477,396
Net appreciation in investments	$ 144,039,219

NOTE 5 - RELATED PARTIES

Gannett Plan sponsor is a related party. At December 31, 2012 and 2011, the Plan held an investment of 11,023,802 and 10,686,871 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2012 and 2011 was $198,538,674 and $142,883,465, respectively.

Certain Plan investments are shares of a short term investment fund managed by Northern Trust. Northern Trust is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to The Northern Trust Company for investment management services for the year ended December 31, 2012.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,337,211,788
Add: Adjustment from contract value to fair value for fully benefit–responsive investment contracts at December 31, 2012	5,475,763
Net assets available for benefits per the Form 5500	$1,342,687,551

A reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (b) of Form 5500 Schedule H. Part II, for the year ended December 31, 2012 is presented below.

Total additions reported in the financial statements	$285,121,054
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	(5,872,343)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	5,475,763
Add: Qualified Plan Rollover Disbursements for the year ended December 31, 2012	2,960,807
Total additions reported on Form 5500	$287,685,281

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012 to the Form 5500:

Benefits paid to participants per the financial statements	$190,374,821
Add: Qualified Plan Rollover Disbursements for the year ended December 31, 2012	2,960,807
Benefits paid to participants per Form 5500	$193,335,628

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in markets that are not active;
- Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related future cash flows utilizing current yields of market instruments with comparable durations considering the credit-worthiness of the issues. Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, Plan management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing available market data (for example, swap curve rate). The fair value of synthetic guaranteed investment contract wrappers is not significant to the financial statements and has not been separately presented.

Index funds, target maturity funds, and stable value collective investment trust: Valued at the net asset value (NAV) established by the fund manager on a daily basis. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily and investments are redeemable at any time.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts: Consists entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, for certain investments. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Common stock				
Gannett Co., Inc. company stock	$198,538,674	$ -	$ -	$ 198,538,674
Large cap growth	47,474,973	-	-	47,474,973
Guaranteed investment contracts	-	-	26,666,622	26,666,622
Collective trust funds				
Target maturity fund [a]	-	152,775,619	-	152,775,619
Stable value funds [b]	-	186,123,366	-	186,123,366
Index funds	-	90,407,489	-	90,407,489
Liquidity fund		20,533,141	-	20,533,141
Mutual fund	564,682,510	-	-	564,682,510
Self-directed brokerage account	14,421,443	-	-	14,421,443
Total assets at fair value	$825,117,600	$449,839,615	$26,666,622	$1,301,623,837

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Common stock				
Gannett Co., Inc. company stock	$142,883,465	$ -	$ -	$ 142,883,465
Large cap growth	41,783,828	-	-	41,783,828
Guaranteed investment contracts	-	-	41,330,317	41,330,317
Collective trust funds				
Target maturity fund [a]	-	129,660,115	-	129,660,115
Stable value funds [b]	-	190,387,690	-	190,387,690
Index funds	-	85,461,711	-	85,461,711
Liquidity fund		27,399,604	-	27,399,604
Mutual funds	536,339,806	-	-	536,339,806
Self-directed brokerage account	13,120,866	-	-	13,120,866
Total assets at fair value	$734,127,965	$432,909,120	$41,330,317	$1,208,367,402

(a) Target maturity funds offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These common/collective trust funds share the common goal of first growing and then later preserving principal and may contain a mix of US common stocks, US issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated using the net asset value per share.

(b) This class includes common/collective trust funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated using the net asset value per share.

Plan management determined that certain investments as of December 31, 2011 were not properly classified in the fair value disclosure table in the previously issued 2011 financial statements. Underlying investments of synthetic guaranteed investment contracts are now appropriately classified as Level 2 investments in collective funds rather than as Level 3 guaranteed investment contracts. These investments are reported within the Stable Value Funds asset class in the table above. The investment within the Liquidity Fund class has also been reclassified from Level 1 to Level 2 to appropriately reflect the inputs used to measure its fair value. Investments in both the Stable Value Funds and Liquidity Fund classes are measured using net asset value as a practical expedient, and there are no limitations on the redemption of the Plan's investments in the funds. Plan management does not believe that the changes in the 2011 fair value disclosure table were material to the previously issued 2011 financial statements.

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2012:

Guaranteed Investment Contracts

Balance, beginning of year	$ 41,330,317
Total gains or losses (realized or unrealized) including changes in net assets	(1,539,808)
Purchases	1,937,388
Sales	(10,970,294)
Settlement	(4,090,981)
Balance, end of year	$ 26,666,622
Total gains or losses included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (1,551,099)

The following table represents the Plan's level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

December 31, 2012

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contract	$26,666,622	Discounted cash flow	Swap yield rates Duration Payout date Payout percentage	0.39% - 0.84% 0.25 – 2.0 years 3/31/13 – 12/31/14 33% - 100%	0.73%

December 31, 2011

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contract	$41,330,317	Discounted cash flow	Swap yield rates Duration Payout date Payout percentage	0.76% - 1.13% 0.25 – 3.0 years 3/30/12 – 12/31/14 33% - 100%	0.96%

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**		Current Value
Gannett Co., Inc. Common Stock *	Employer Securities	$158,346,335	$	198,538,674
Northern Trust Short Term Investment Fund*	Liquidity Fund		$	20,533,141
AEGON (Monumental Life)	Guaranteed Investment Contract 5.90% due 9/30/13			2,408,052
Metropolitan Life	Guaranteed Investment Contract 5.94% due 9/30/13			1,810,984
Metropolitan Life	Guaranteed Investment Contract 5.21% due 3/31/13			1,560,599
Mutual of America	Guaranteed Investment Contract 5.13% due 6/30/13			2,615,888
New York Life	Guaranteed Investment Contract 5.77% due 9/30/13			3,000,458
Ohio National Life	Guaranteed Investment Contract 5.37% due 3/31/13			2,764,466
Principal Life Insurance	Guaranteed Investment Contract 5.90% due 12/31/14			12,506,175
Total Guaranteed Investment Contracts			$	26,666,622
Prudential Insurance Company GA-62387	Guaranteed Investment Contract 1.85%			
Dwight 2012	Fixed income			3,202,405
Dwight 2013	Fixed income			12,993,412
Dwight 2014	Fixed income			13,220,246
Dwight 2015	Fixed income			14,563,257
Dwight 2016	Fixed income			14,533,361
Dwight Intermediate Core Funds	Fixed income			17,198,794
Monumental AEGON MDA00961TR	Guaranteed Investment Contract 2.04%			
Dwight 2012	Fixed income			2,301,474
Dwight 2013	Fixed income			9,355,736
Dwight 2014	Fixed income			9,549,181
Dwight 2015	Fixed income			10,889,069
Dwight 2016	Fixed income			10,116,929
Dwight Intermediate Core Funds	Fixed income			13,020,851
State Street Bank - 107094	Guaranteed Investment Contract 2.04%			
Dwight 2012	Fixed income			2,299,200
Dwight 2013	Fixed income			9,346,489
Dwight 2014	Fixed income			9,539,743
Dwight 2015	Fixed income			10,878,307
Dwight 2016	Fixed income			10,106,930
Dwight Intermediate Core Funds	Fixed income			13,007,982
Total Fixed Income			$	186,123,366

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**		Current Value
Participant Loans *	Interest rates ranging from 4.25% to 8.25% with maturities ranging from 12 months to 5 years		$	22,131,790
AllianceBernstein	Target Maturity Fund – 2005		$	1,554,620
AllianceBernstein	Target Maturity Fund – 2010			3,013,336
AllianceBernstein	Target Maturity Fund – 2015			19,427,076
AllianceBernstein	Target Maturity Fund – 2020			28,784,431
AllianceBernstein	Target Maturity Fund – 2025			30,864,733
AllianceBernstein	Target Maturity Fund – 2030			19,435,604
AllianceBernstein	Target Maturity Fund – 2035			17,563,786
AllianceBernstein	Target Maturity Fund – 2040			14,054,583
AllianceBernstein	Target Maturity Fund – 2045			11,375,416
AllianceBernstein	Target Maturity Fund – 2050			5,953,067
AllianceBernstein	Target Maturity Fund – 2055			748,967
Total Target Maturity Funds			$	152,775,619
American EuroPacific Growth Fund	Mutual Fund		$	93,871,976
Brandywine Fund	Mutual Fund			63,176,951
Delaware Pooled Large Cap Equity Growth	Mutual Fund			26,743,193
Dodge & Cox Balanced Fund	Mutual Fund			98,471,280
Dreyfus Cash Management Fund	Mutual Fund			48,327,783
Pimco Total Return Fund	Mutual Fund			121,857,804
Vanguard S&P 500 Fund	Mutual Fund			91,856,020
NFJ Div Value	Mutual Fund			20,377,503
Total Mutual Funds			$	564,682,510
BlackRock Russell 1000 Growth Index	Index Fund		$	49,412,066
BlackRock Russell 1000 Value Index	Index Fund			40,995,423
Total Index Funds			$	90,407,489

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Adr Royal Dutch Shell PLC	Common Stock		$ 696,065
UBS AG SHS Com	Common Stock		570,182
Adr BP PLC Sponsored ADR	Common Stock		841,544
ADR Glaxosmithkline PLC Sponsored ADR	Common Stock		265,167
Abbott Lab Com	Common Stock		189,950
Allergan Inc Com	Common Stock		238,498
Amazon Com Inc Com	Common Stock		640,407
American International Group Inc Com	Common Stock		644,225
American Tower Corp	Common Stock		409,531
Apollo Group Inc Cl A	Common Stock		368,192
Apple Inc Com Stk	Common Stock		1,351,231
Assurant Inc Com	Common Stock		417,268
Avent Inc Com	Common Stock		899,934
Baker Hughes Inc Com	Common Stock		408,400
Bank of America Corp	Common Stock		483,140
Becton Dickinson & Co Com	Common Stock		478,914
Biogen Idec Inc Com Stk	Common Stock		469,344
Blackrock Inc Com Stk	Common Stock		330,736
Borg Warner Inc Com	Common Stock		336,614
Cabot Oil & Gas Corp Com	Common Stock		223,830
CBS Corp New Cl B	Common Stock		292,985
Celegen Corp Com	Common Stock		464,448
Cerner Corp Com	Common Stock		364,908
Citigroup Inc Com New Com New	Common Stock		738,664
Coach Inc Com	Common Stock		233,142
Costco Wholesale Corp New Com	Common Stock		296,310
Covidien PLC USD0.20(Post Consldtn)	Common Stock		363,762
CVS Caremark Corp Com Stk	Common Stock		430,315
Danaher Corp Com	Common Stock		827,320
Dell Inc Com Stk	Common Stock		388,486
Delphi Automotive PLC	Common Stock		395,888
Dollar Gen Corp New Com	Common Stock		339,493
EBay Inc Com USD 0.001	Common Stock		489,792
Ecolab Inc Com	Common Stock		431,400
Edwards Lifesciences Corp Com	Common Stock		225,425
EMC Corp Com	Common Stock		270,710
Engility Hldgs Inc Com	Common Stock		23,979
Entergy Corp New Com	Common Stock		486,094
Estee Lauder Companies Inc CL A	Common Stock		269,370
Express Scripts Hldg Co Com	Common Stock		405,000
Exxon Mobil Corp Com	Common Stock		677,254
Facebook Inc Cl A Cl A	Common Stock		447,384
Fluor Corp New Com	Common Stock		375,936
FMC Technologies Inc Com	Common Stock		197,018
Fortune Brands Home & Sec Inc Com	Common Stock		418,576
Frkln Res Inc Com	Common Stock		773,055

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Gilead Sciences Inc	Common Stock	$	389,285
Goldman Sachs Group Inc Com	Common Stock		542,130
Google Inc Cl A Cl A	Common Stock		1,206,638
Grainger W W Inc Com	Common Stock		283,318
HCA Holdings Inc Com	Common Stock		217,224
Hewlett Packard Co Com	Common Stock		874,594
Home Depot Inc Com	Common Stock		383,470
Hospitality PPTYSTR Com Sh Ben Int	Common Stock		541,588
International Business Machs Corp Com	Common Stock		804,510
Intuit Com	Common Stock		267,750
Intuitive Surgical Inc Com New Stk	Common Stock		389,844
Investco Ltd Com Stk USD0.10	Common Stock		562,239
JPMorgan Chase & Co Com	Common Stock		468,280
L-3 Comminications Hldg Corp Com	Common Stock		572,734
Laboratory Corp Amer Hldgs Com New	Common Stock		147,254
Las Vegas Sands Corp Com Stk	Common Stock		295,424
Lennar Corp Cl A Cl A	Common Stock		247,488
Masco Corp Com	Common Stock		478,975
Mastercard Inc Cl A	Common Stock		353,722
McGraw-Hill Cos Com USD1	Common Stock		278,817
Metlife Inc Com	Common Stock		580,567
Michael Kors Holdings Ltd Com NPV	Common Stock		229,635
Microsoft Corp Com	Common Stock		412,978
Monsanto Co New Com	Common Stock		813,990
Morgan Stanley Com Stk	Common Stock		447,408
Northrop Grumman Corp Com	Common Stock		413,927
Omnicom Group Inc Com	Common Stock		574,540
Oracle Corp Com	Common Stock		765,527
Owens Corning New Com Stk	Common Stock		441,106
Partnerre Hldg Ltd Com Stk	Common Stock		752,582
PNC Financial Services Group Com Stk	Common Stock		368,344
PPG Ind Inc Com	Common Stock		233,479
Precision Castparts Corp Com	Common Stock		473,550
Priceline Com Inc Com New Stk	Common Stock		705,062
Qualcomm Inc Com	Common Stock		806,260
Ralph Lauren Corp Cl A Cl A	Common Stock		382,296
Range Res Corp Com	Common Stock		251,320
Ross Stores Inc Com	Common Stock		270,750
Salesforce Com Inc Com Stk	Common Stock		689,210
SBA Communications Corp Cl A Com	Common Stock		376,406
Sirius XM Radio Inc Com Stk	Common Stock		305,473
Staples Inc Com	Common Stock		800,280
Starbucks Corp Com	Common Stock		487,942
State Str Corp Com	Common Stock		586,450
TE Connectivity Ltd	Common Stock		553,088
Teradata Corp Del Com Stk	Common Stock		266,127
Ulta Salon Cosmetics & Fragrance Inc	Common Stock		265,302
Union Pacific Corp Com	Common Stock		1,043,476

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**		Current Value
United Technologies Corp Com	Common Stock		$	475,658
United Health Group Inc Com	Common Stock			412,224
Visa Inc Com Cl A Stk	Common Stock			1,045,902
VMWare Inc Cl A Com Cl A Com	Common Stock			301,248
Wells Fargo & Co, New Com Stk	Common Stock			270,022
Williams Co Inc Com	Common Stock			265,194
Yum Brands Inc Com	Common Stock			212,480
Total Large Cap Growth Funds			$	47,474,973
Charles Schwab	Self-Directed Brokerage Account		$	14,421,443
Total Investments			$	1,323,755,627

* Represents a party-in-interest
** Cost information for participant directed investments is not required.

SIGNATURES

The Gannett Co., Inc. 401(K) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan

Date: June 27, 2013

By: 
Kevin Lord
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-163576 and 333-154846) pertaining to The Gannett Co., Inc. 401(k) Savings Plan of our report dated June 27, 2013, with respect to the financial statements and schedule of the plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Ernst & Young LLP

McLean, Virginia
June 27, 2013